CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

229101

Province of British Columbia
Ministry of Consumer and Corporate Affairs
REGISTRAR OF COMPANIES

COMPANY ACT

Certificate of Incorporation

I HEREBY CERTIFY THAT

LEVELLAND ENERGY & RESOURCES LTD.

HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA,

THIS 11TH DAY OF MARCH, 1981

L. G. HUCK
DEPUTY REGISTRAR OF COMPANIES

Mack Printers and Stationers Ltd., Vancouver, B.C.
Law and Commercial Stationers   Form No. 21

FORM 21
(Section 371)
PROVINCE OF BRITISH COLUMBIA

Certificate of Incorporation No. 229101

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company: LEVELLAND ENERGY & RESOURCES LTD.

Date resolution passed: June 21, (month, day), 1985.

[see note (a)] Resolution:

254(1)(h) RESOLVED that the authorized capital of the Company be increased from 5,000,000 common shares without par value to 20,000,000 common shares without par value and that the second paragraph of the Memorandum be amended to read as follows:

> "The authorized capital of the Company consists of 20,000,000 common shares without par value."

241 Attached as Schedule "A" to this resolution is a copy of the Altered Memorandum.

Certified a true copy July 16, (month, day), 1985.

BOURNE LYALL
Per: (Signature) [signature]

(Relationship to Company) Solicitors

RECEIVED
JUL 18 1985
REGISTRAR OF COMPANIES

FILED AND REGISTERED
JUL 22 1985
M. A. Jorre de St. Jorre
REGISTRAR OF COMPANIES

NOTE
(a) Insert text of special resolution.

Certified true copies

MAR 11 1981 19

Registrar of Companies
for the Province of British Columbia

FILED AND REGISTERED

MAR 11 1981

M. A. Jorre de St. Jorre
REGISTRAR OF COMPANIES

FORM 1

(Section 5)

COMPANY ACT

MEMORANDUM

I wish to be formed into a company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the Company is LEVELLAND ENERGY & RESOURCES LTD.

2. The authorized capital of the Company consists of Five Million (5,000,000) Common Shares without par value.

3. I agree to take the number of shares in the Company as set opposite my name:

Full Name, Resident Address, Citizenship and Occupation of Subscriber	Number, Kind and Class of Shares taken by Subscriber
J. Ross McClellan 4144 Trinity Street Burnaby, British Columbia Canadian Solicitor	One (1) Common Share
TOTAL SHARES TAKEN:	One (1) Common Share

DATED the 5th day of March, 1981.

WITNESS TO THE ABOVE SIGNATURE:

Christine Jung
2612 West 21st Avenue
Vancouver, British Columbia
Secretary

SCHEDULE "A"

FORM 1
(Section 5)

COMPANY ACT

ALTERED MEMORANDUM

(by Special Resolution passed on June 21, 1985)

1. The name of the Company is LEVELLAND ENERGY & RESOURCES LTD.

2. The authorized capital of the Company consists of 20,000,000 common shares without par value.